EXHIBIT 99.1

First Patient Dosed in Monalizumab Phase 3 Clinical Trial Triggers $50M Payment From AstraZeneca

Milestone payment further bolsters Innate’s cash position

INTERLINK-1 represents first Phase 3 study examining IO approach in R/M SCCHN patients who have been treated with a platinum-based therapy and PD-(L)1 inhibitor

MARSEILLE, France, Oct. 23, 2020 (GLOBE NEWSWIRE) --
Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that AstraZeneca (LSE/STO/Nasdaq: AZN) has dosed the first patient in its Phase 3 clinical trial, INTERLINK-1, evaluating monalizumab in combination with cetuximab in patients with recurrent or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors (“IO-pretreated”). Monalizumab, Innate’s lead partnered asset, is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells.

Dosing of the first patient in this trial has triggered a $50 million milestone payment from AstraZeneca to Innate.

“We are very pleased that our key late-stage asset, monalizumab, has progressed into Phase 3 with our partner, AstraZeneca. The launch of INTERLINK-1 represents an important financial milestone for Innate, as it triggers a $50 million milestone payment that fortifies our cash position through the end of 2022,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “The steady and rapid progress of this program is a testament to our strong collaboration with AstraZeneca, and we are hopeful that together we will bring a novel treatment option to this patient population with high unmet medical need.”

"Patients with head and neck cancer previously treated with a checkpoint inhibitor are a newly-defined patient population that is currently underserved. We look forward to evaluating the novel combination of monalizumab and cetuximab in the Phase 3 INTERLINK-1 study," said Cristian Massacesi, Senior Vice President, Head of Late Development Oncology R&D, AstraZeneca.

Presented at the ESMO 2019 Congress, the combination of monalizumab and cetuximab demonstrated a manageable safety profile and a response rate of 27.5% (36% and 17% in IO-naïve, n=22, and IO-pretreated patients, n=18, respectively). Based on these Phase 1b/2 results and the unmet need in the IO-pretreated population, AstraZeneca and Innate elected to advance this program directly to a Phase 3 study.

During the ASCO20 Virtual Scientific Program, Innate presented preliminary data from its Phase 2 expansion cohort evaluating monalizumab and cetuximab in IO-pretreated patients (cohort 2), which confirmed an overall response rate (ORR) of 20% across 40 patients enrolled. Overall, the combination therapy data to date supports the expedited development of monalizumab and cetuximab in this indication. Innate intends to provide an update on this data at an upcoming scientific meeting.

About INTERLINK-1:
INTERLINK-1 is a global, multi-center, randomized, double-blind Phase 3 study of monalizumab and cetuximab vs. placebo and cetuximab that will enroll approximately 600 patients with recurrent or metastatic head and neck squamous cell carcinoma of the head and neck (R/M SCCHN) who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors (“IO-pretreated”).

The primary endpoint is overall survival (OS) with secondary endpoints including progression-free survival (PFS), ORR, duration of response (DoR), safety and quality of life. Additional details on the INTERLINK-1 clinical trial can be found here.

About the Innate-AstraZeneca monalizumab agreement:
On April 24, 2015, the Company signed a codevelopment and commercialization agreement with AstraZeneca to accelerate and broaden the development of monalizumab.

The financial terms of the agreement include potential cash payments up to $1.275 billion to Innate Pharma. Including the $50 million payment triggered by dosing the first patient in the Phase 3 INTERLINK-1 clinical trial, Innate Pharma has received $400 million to date.

AstraZeneca will book all sales revenue and will pay Innate low double-digit to mid-teen percentage royalties on net sales worldwide except in Europe where Innate Pharma will receive 50% share of the profits and losses in the territory. Innate will co-fund 30% of the costs of the Phase 3 development program of monalizumab with a pre-agreed limitation of Innate’s financial commitment.

About Monalizumab:
Monalizumab is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells.

NKG2A is an inhibitory checkpoint receptor for HLA-E. By expressing HLA-E, cancer cells can protect themselves from killing by NKG2A+ immune cells. HLA-E is frequently overexpressed in the cancer cells of many solid tumors and hematological malignancies. Monalizumab may re-establish a broad anti-tumor response mediated by NK and T cells, and may enhance the cytotoxic potential of other therapeutic antibodies (André et al, Cell 2018).

AstraZeneca obtained full oncology rights to monalizumab in October 2018 through a co-development and commercialization agreement initiated in 2015. The ongoing development for monalizumab is focused on investigating monalizumab in various combination strategies in different malignancies.

About Cetuximab:
Cetuximab is an anti-EGFR monoclonal antibody. NK cells mediate cetuximab-induced antibody dependent cellular cytotoxicity (ADCC) against SCCHN. Genetic and preclinical experiments suggest that ADCC can be enhanced by NK-stimulators.

The activity of cetuximab as a single agent in recurrent and/or metastatic SCCHN is limited, with a 12.6% overall response rate, a median time to progression of 2.3 months and a median overall survival of 5.8 months (Vermorken et al, JCO 2007).

About Innate Pharma:
Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia. Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:
This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com